Notice of Exempt Solicitation

NAME OF REGISTRANT: Apple Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

January 20, 2023

Dear Apple Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 8 on the proxy card, which asks the Company to report on median pay gaps across race and gender. The Proposal makes the following request:

Resolved: Shareholders request Apple report on median pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Median pay is considered the valid way of measuring gender pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization. Pay gaps are literally defined as the median pay of minorities compared to non-minorities and the median pay of women compared to men. Therefore, that is the data investors seek. While diversity data and statistically-adjusted pay audits represent progress, that data is not a stand in for median pay gap disclosures. The definition is clear.

2.	Best practice pay equity reporting consists of two parts:
1.	unadjusted pay gaps: median gaps assess how jobs are distributed by race and gender, and which groups hold the high-paying jobs – the data requested in this proposal.
i.	The median pay of minorities/women working full time versus non-minorities/ men working full time. This is literally the definition of the pay gap.
ii.	Black workers in the U.S. earn 64 cents on the dollar versus white workers on this basis.
iii.	Women in the U.S. earn 83 cents on the dollar versus men on this basis.
iv.	United Kingdom and Ireland-based companies are mandated to report median pay.

2.	adjusted gaps, a statistical assessment of pay between minorities/non-minorities, women/men, performing similar roles - data we previously pressed Apple to report in 2016.
i.	What minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.
ii.	Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]
iii.	United States companies prefer to report on this basis as the gaps are smaller and easier to remedy.

3.	Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.

1.	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap. Refinitive reports companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio.
2.	Citigroup was the first US company to publish its global gender and US minority median pay gaps in January 2019. It has since shrunk those gaps 3 points each. Large company peers like Microsoft, Adobe, Mastercard, Starbucks, Bank of New York Mellon, Wyndham Hotels and Resorts, and Pfizer have since adopted the same best practice disclosures for not just U.K., but U.S. and global operations.
3.	There are many ways to shrink racial/gender pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – but the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the median pay gap itself.

4.	Despite Apple’s leadership in the technology industry, it is not keeping pace with peers on racial and gender pay gap disclosures. More companies are disclosing racial and gender median pay gaps, committing to an honest accounting of pay equity that will strengthen their diversity and talent retention. In 2021 and 2022 alone, Microsoft, Visa, Bank of New York Mellon, Best Buy, Chipotle, Disney, Home Depot, Lowe’s, and Target committed to expanding their pay gap disclosures to include median pay. Apple lags these companies in its pay equity disclosures.

Board Opposition Statement

1.	Statistically-adjusted pay numbers and representation data are not a substitute for median pay gap reporting.

The Board contends the disclosure is not a “meaningful metric for distribution”, arguing statistically-adjusted pay numbers and representation data are an adequate substitute. However, median pay gaps provide a comprehensive view as to whether minorities/women are holding as many high-paying jobs as non-minorities/men. This metric allows investors to assess equal opportunity to high-paying jobs within the company. Median pay data shows us, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive. We expect that is “meaningful” for Apple’s employees. Further, it provides a digestible data point for investors to compare representation progress year over year.

1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

Statistically-adjusted numbers can be misleading if not complemented with the median pay gap number. It is easier for companies to remediate statistically-adjusted pay gaps with a handful of pay adjustments within certain employment categories that may not impact employees at-large. Meanwhile, remediating median pay gaps requires hiring, developing, and promoting minorities/women into higher-paying positions across the firm. Representation data and statistically-adjusted pay numbers do not provide this same level of accountability or comprehensive information.

2.	Median Pay Disclosure will complement Apple’s Diversity, Equity, and Inclusion (DEI) Initiatives.

Apple describes its DEI initiatives and goals to justify its obfuscation of median pay data. While these initiatives are important, median pay statistics will complement the company’s efforts and allow Apple to benchmark its progress toward its DEI goals. Apple’s refusal to publish unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improved diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 8 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.